AB

VF 3-502



02005846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 292

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wulff, Hansen & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Sansome Street, Fourth Floor
(No. and Street)

San Francisco (City) | California (State) | 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Cook | (415) 421-8900 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer
(Name — *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco | CA | 94108
(Address) | (City) | (State) | Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Charles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wulff, Hansen & Co., Inc., as of February 25, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

2/25/02


DAVID A. KNIGHT
COMM. #1312521
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires July 8, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WULFF, HANSEN & CO., INC.

CONTENTS

BPM®

BURR, PILGER & MAYER LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wulff, Hansen & Co., Inc.:

We have audited the accompanying statements of financial condition of Wulff, Hansen & Co., Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wulff, Hansen & Co., Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Burr, Pilger & Mayer LLP
San Francisco, California
February 6, 2002

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

MEMBER OF CPA ASSOCIATES INTERNATIONAL, INC.

WULFF, HANSEN & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

ASSETS	2001	2000
Cash and cash equivalents	$ 1,120,579	$ 369,180
Cash segregated for the exclusive benefit of customers	25,000	65,000
Deposits with clearing organizations and others, held in cash	96,604	90,020
Receivable from customers	439,163	612,852
Investments	9,360	307,766
Securities owned	904,581	1,190,723
Other receivables	107,865	103,654
Prepaid expenses	40,236	48,135
Furniture and equipment, net of accumulated depreciation of $176,639 and $152,895 in 2001 and 2000, respectively	90,716	72,924
Other assets	15,925	16,525
Total assets	$ 2,850,029	$ 2,876,779
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Payable to broker/dealers	$ 110,072	$ 427,631
Payable to customers	360,746	428,446
Accounts payable and accrued liabilities	306,731	131,349
Total liabilities	777,549	987,426
Commitments.		
Stockholders' equity:		
Preferred stock, 6% cumulative; par value $100/share; authorized 4,000 shares; none issued	-	-
Common stock; no par value, authorized 20,000 shares; issued and outstanding 692 shares	242,328	242,328
Retained earnings	1,830,152	1,647,025
Total stockholders' equity	2,072,480	1,889,353
Total liabilities and stockholders' equity	$ 2,850,029	$ 2,876,779

The accompanying notes are an integral part of these financial statements.

WULFF, HANSEN & CO., INC.

STATEMENTS OF INCOME

for the years ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Commissions	$ 1,948,546	$ 1,560,382
Investment advisory fees	195,873	196,540
Interest and dividends	97,315	60,400
Municipal bond trading profit	624,730	348,353
Miscellaneous income	50,873	60,439
Total revenue	2,917,337	2,226,114
Expenses:		
Employee compensation and benefits	1,919,219	1,484,887
General and administrative	428,778	336,627
Occupancy and equipment expenses	142,878	142,692
Data processing	66,349	61,267
Communications	52,117	32,678
Professional services	25,000	28,000
Taxes and licenses	44,825	29,832
Depreciation	23,744	12,520
Interest	15,110	10,865
Total operating expenses	2,718,020	2,139,368
Income before provision for income taxes	199,317	86,746
Provision for income taxes	16,190	800
Net income	$ 183,127	$ 85,946

The accompanying notes are an integral part of these financial statements.

WULFF, HANSEN & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2001 and 2000

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, January 1, 2000	692	$ 242,328	$ 1,561,079	$ 1,803,407
Net income, 2000	-	-	85,946	85,946
Balances, December 31, 2000	692	242,328	1,647,025	1,889,353
Net income, 2001	-	-	183,127	183,127
Balances, December 31, 2001	692	$ 242,328	$ 1,830,152	$ 2,072,480

The accompanying notes are an integral part of these financial statements.

WULFF, HANSEN & CO., INC.

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 183,127	$ 85,946
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	23,744	12,520
Loss on sale of investments	-	598
(Increase) decrease in assets:		
Deposits with clearing organizations and others	(6,584)	(27,091)
Receivable from customers	173,689	(359,713)
Other receivables	(4,211)	(81,491)
Securities owned	286,142	(1,141,036)
Prepaid expenses	7,899	(22,971)
Other assets	600	(1,100)
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities	175,382	19,800
Payable to customers	(67,700)	251,271
Payable to broker/dealers	(317,559)	258,741
Net cash provided by (used in) operating activities	454,529	(1,004,526)
Cash flows from investing activities:		
Purchase of furniture and equipment	(41,536)	(32,980)
Proceeds from sale of investments	298,406	91,196
Net (used in) cash provided by investing activities	256,870	58,216
Net increase (decrease) in cash and cash equivalents	711,399	(946,310)
Cash and cash equivalents, beginning of year	434,180	1,380,490
Cash and cash equivalents, end of year	$ 1,145,579	$ 434,180
Supplemental disclosures of cash flow information--cash paid during the year for:		
Interest	$ 15,110	$ 10,865
Income taxes	$ 800	$ 800

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

Wulff, Hansen & Co., Inc. (the Company) was incorporated in December 1931, and is engaged in the investment securities business. In the course of its business, the company holds securities for the benefit of customers. The Company is a clearing broker and does not maintain any margin accounts. The company operates primarily in California and the majority of sales are within the municipal bond, stock, and mutual fund markets.

Revenue Recognition

The Company records commission income on trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements.

Investments

Investments are composed of U.S. Treasury notes that are generally held until maturity, a mutual investment fund that invests primarily in U.S. Treasury Notes, and a Nasdaq stock offered for qualified brokerage. They are reported at fair market value with unrealized gains and losses included in revenue.

Securities Owned

Securities owned are composed of primarily municipal government obligations that are bought and held principally for the purpose of selling them in the near term.

Furniture and Equipment

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Deferred Income Taxes

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets have been reduced by a valuation allowance. The amounts of tax savings that the Company will ultimately realize could differ materially in the near term from the estimates used to determine net deferred tax assets.

Continued

1. **Summary of Significant Accounting Policies**, continued

Cash and cash equivalents

For purposes of the statement of cash flows, cash consists of cash in bank and certain amounts of cash segregated for the exclusive benefit of customers and the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

2. **Cash Segregated for the Exclusive Benefit of Customers**

Securities and Exchange Commission Rule 15c3-3 requires brokers and dealers to maintain a special reserve bank account for the exclusive benefit of its customers.

3. **Investments**

Investments are recorded at fair value. Investments at December 31, 2001 and 2000 consisted of the following:

	2001	2000
U. S. Treasury notes maturing in 2001	-	$305,045
Alliance U.S. Treasury Reserve Fund	$2,803	2,721
Nasdaq stock	6,557	-
	$9,360	$307,766

4. **Receivable from Customers and Payable to Customers**

Receivable from customers and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

5. **Payable to Broker/Dealers**

Payable to broker/dealers represents fees payable to clearing organizations for the execution of trades, various interest and dividend claims outstanding, and securities failed to receive.

Continued

6. Income Tax

The provision for income taxes of $16,190 at December 31, 2001 consists of the State of California Franchise tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Temporary differences giving rise to deferred tax assets consist primarily of net operating loss carryforwards and the use of different depreciation methods for book and tax reporting.

The significant components of the Company's deferred tax assets and liabilities at December 31, 2001 and 2000 were as follows:

	2001	2000
Deferred income taxes:		
Net operating loss carryforwards	$ 78,557	$ 129,966
Depreciation	25,290	(19,798)
State taxes	5,500	
Charitable contribution carryovers	653	-
Total deferred tax assets	110,000	110,168
Less valuation allowance	(110,000)	(110,168)
Net deferred tax asset	-	-

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance in an amount equal to the net deferred tax asset as of December 31, 2001 and 2000 has been established to reflect these uncertainties. During the years ended December 31, 2001 and 2000 the valuation allowance was changed by $168 and $(6,190), respectively.

At December 31, 2001, the Company had NOL carryforwards for tax purposes expiring as follows:

Tax Year NOL Generated	Tax Year of Expiration–Federal	Amount of NOL–Federal
1995	2010	-
1996	2011	$143,264
1997	2012	42,207
1998	2013	45,580
1999	2014	-
		$231,051

7. Commitments

The Company has no liabilities subordinated to claims of general creditors at December 31, 2001 and 2000.

Continued

7. **Commitments**, continued

Operating Leases

The Company leases real property under operating lease agreements extending through July 2003. The real property leases are subject to annual adjustments for the Company's proportionate share of the annual increase or decrease in the operating costs of the properties. Also starting June 2001, the company signed a one-year operating lease for an office site at Reno, Nevada. Occupancy expense for the year ended December 31, 2001 was $133,702.

The future minimum lease payments for operating leases at December 31, 2001 are as follows:

Year ending December 31,	
2002	$ 129,535
2003	74,629
2004	-
	$ 204,164

Line of Credit

The Company has a line of credit with a bank collateralized by investments, whereby the aggregate outstanding borrowings cannot exceed $1,000,000 and has interest payable at the bank reference rate. The Company has pledged $305,045 par value U.S. Treasury notes held at the Depository Trust Corporation to secure this line of credit. The line of credit agreement requires collateral of $1,000,000 to secure this line of credit. However, at December 31, 2001, there were no outstanding advances under the line of credit.

8. **Off-Balance-Sheet Risk**

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash or delivery-versus-payment basis. Securities transactions are subject to the risk of counter-party or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company also has contractual commitments arising in the ordinary course of business for bank loans, stock loans, securities sold but not yet purchased, repurchase agreements and securities transactions on a when-issued basis. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2001.

Continued

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,704,980, which was $1,454,980 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .46 to 1.

Supplementary Information

WULFF, HANSEN & CO., INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Net capital--total stockholders' equity		$ 2,072,480
Deductions—total nonallowable assets from statement of financial condition:		
Receivable from customers - unsecured accounts		11,232
Furniture and equipment		90,716
Other assets (excluding broker receivables)		207,684
Net capital before haircuts on marketable securities positions		1,762,848
Haircuts—municipal bonds		57,868
Net capital		1,704,980
Aggregate indebtedness—included in statement of financial condition:		
Payable to customers	$ 360,746	
Payable to brokers and dealers	110,072	
Accounts payable and accrued liabilities	306,731	
Total aggregate indebtedness	$ 777,549	
Computation of basic net capital requirement—greater of:		
6.67% of aggregate indebtedness	$ 51,863	
Minimum net capital	$ 250,000	
Minimum net capital required		250,000
Excess net capital		$ 1,454,980
Ratio: aggregate indebtedness to net capital		.46 to 1

No material differences exist between this schedule and the unaudited Form X-17-A-5 Part II.

The accompanying notes are an integral part of these schedules.

SCHEDULE 2

WULFF, HANSEN & CO., INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
31-Dec-01

Determination of Reserve Requirements

Credit and Debit Balances	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	$ 306,689	-
Customers' securities failed to receive	-	-
Debit balances in customers' receivable accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to SEC Rule 15c3-3	-	$ 434,771
	$ 306,689	$ 434,771

Reserve Computation

Excess of total credits over total debits	$ (128,082)
Required amount to be on deposit in accordance with SEC Rule 15c3-3	-
Amounts held on deposit in "Reserve Bank Accounts" at December 31, 2000, including investments held for the benefit of customers, at market value	$ 25,000
Reconciliation with Company's computation of reserve (included in Part II of Form X-17A-5 as of December 31, 2000 and 1999):	
Excess of total credits after total debits as reported in the Company's Part II FOCUS Report	$ 21,898
Increase in free credit balances and other credit balances in customer's security accounts due to trade date audit adjustment	20
Increase in debit balances in customer's receivable accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to SEC Rule 15c3-3	(138,880)
Other items, net	(11,120)
	$ (128,082)

The accompanying notes are an integral part of these schedules.

SCHEDULE 3

WULFF, HANSEN & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

Information relating to Possession or Control Requirements:

1. Customers' fully paid securities not in the respondent's possession or control at December 31, 2000 (for which instructions to reduce to possession or control had been issued at December 31, 2000) but for which the required action was not taken by respondent within the time frames specified under Rule 15c303	None
A. Number of items	None
2. Customers' fully paid securities for which instructions to reduce to possession or control had not been issued at December 31, 2000, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
A. Number of items	None

The accompanying notes are an integral part of these schedules.

ADDITIONAL REPORT

BPM®

BURR, PILGER & MAYER LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Wulff, Hansen & Co., Inc.:

In planning and performing our audits of the financial statements of Wulff, Hansen & Co., Inc. (the Company), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.B

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Burr, Pilger & Mayer LLP
San Francisco, California
February 6, 2002

WULFF, HANSEN & CO., INC.

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

for the years ended December 31, 2001 and 2000